COLOR STAR TECHNOLOGY CO., LTD.
ATTN: BIAO LU
800 3RD AVENUE, SUITE 2800
NEW YORK, NY 10022

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on June 2, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on June 2, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D53934-P57764 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

COLOR STAR TECHNOLOGY CO., LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND A VOTE "FOR" PROPOSALS 2 AND 3.

1. To elect the nominees listed in the Proxy Statement to the Company's Board of Directors;

Nominees:	For	Against	Abstain
1a. Biao Lu	☐	☐	☐
1b. Lili Jiang	☐	☐	☐
1c. Long Yi	☐	☐	☐
1d. Yingxian Xiang	☐	☐	☐
1e. Hung-Jen Kuo	☐	☐	☐
2. To ratify the appointment of Audit Alliance LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2021;	☐	☐	☐

	For	Against	Abstain
3. To authorize and approve the Company's 2021 Equity Incentive Plan;	☐	☐	☐
4. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.			

	Yes	No
Please indicate if you intend to attend this meeting	☐	☐

Note: Please sign exactly as your name or names appear in the Company's stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D53935-P57764

COLOR STAR TECHNOLOGY CO., LTD.
800 3RD AVE, SUITE 2800, NEW YORK, NY 10022

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD AT 8:00 PM ON JUNE 3, 2021 CHINA TIME (8:00 am EASTERN TIME)
(RECORD DATE – APRIL 27, 2021)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Biao Lu and Lili Jiang, as proxies of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of Color Star Technology Co., Ltd. (the "***Company***") which the undersigned is entitled to vote, as specified on the reverse side, at the Annual Meeting of Shareholders of the Company on June 3, 2021, at 8:00 p.m., China Time (8:00 am Eastern Time), at Sofitel Haikou located at 105 Binhai Ave, Longhua District, Haikou, Hainan, China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxies to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Continued and to be signed on reverse side